

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2012

Via e-mail
Mark S. Frey
Chief Financial Officer
Fairchild Semiconductor International Inc.
3030 Orchard Parkway
San Jose, California 95134

      Re: Fairchild Semiconductor International Inc.
              Form 10-K for the fiscal year ended December 25, 2011
              Filed February 23, 2012
              File No. 001-15181

Dear Mr. Frey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Brian Cascio

                          Brian Cascio
                          Accounting Branch Chief